

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

<u>Via E-mail</u>
Kajime Abe
President
Toshoan Holdings, Inc.
C/O Toa Shoko, 1-1-36,
Nishiawaji, Higashiyodogawa-ku,
Osaka 533-0031, Japan

      Re: Toshoan Holdings, Inc.
              Form 8-K
              Filed December 19, 2013
              Correspondence received January 6, 2014
              File No. 000-54893

Dear Mr. Abe:

      We note your response to our letter dated January 3, 2014. In our letter we requested your analysis of why you no longer consider yourself a shell company, however it does not appear that you have provided us with the requested analysis. Please provide us with your detailed analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets and, therefore, appear to continue to be a shell company.

      Please contact Scott Anderegg at (202) 551-3342 or me at (202) 551-3720 with any questions.

                           Sincerely,

                           Mara L. Ransom
                           Assistant Director